                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of [June], 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F ( X )                   No         Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes (    )                 No ( X )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

The registrant files with the Korea Securities Exchange the notice dated June 13, 2003. Attached is English language version of the notice.

The following tables set forth SK Communications Corporation's merger with Cyworld Inc.

---------------------------- ------------------------------- ---------------------------------------------------
1. Summary of                Company Name                    SK Communications Corporation
   Invested Company
                             ------------------------------- ---------------------------------------------------
                             CEO                             Jin-Woo Seo

                             ------------------------------- ---------------------------------------------------
                             Capital                         (Won) 75,224,258,000

                             ------------------------------- ---------------------------------------------------
                             Total Issued Share              150,448,516 shares

                             ------------------------------- ---------------------------------------------------
                             Core Business                   Advertisement on the Internet,
                                                             Electronic Commerce, etc.
---------------------------- ------------------------------- ---------------------------------------------------
2. Summary of Investment     Total Amount                    (Won) 2,582,215,400

                             ------------------------------- ---------------------------------------------------
                             Total Share                     6,836,690 shares

                             ------------------------------- ---------------------------------------------------
                             Investment Ratio                4.54%

---------------------------- ------------------------------- ---------------------------------------------------
3. Summary of Merger         Reason & Purpose                To enhance its competitiveness in the Internet
                                                             Portal Market
                             ------------------------------- ---------------------------------------------------
                             Method                          Merger (SK Communications Corporation is to merge
                                                             Cyworld Inc.)
                             ------------------------------- ---------------------------------------------------
                             Condition                       Cyworld Inc.'s one common share (face value of
                                                             (Won) 5,000) per SK Communications' 55.04697 common
                                                             shares (face value of (Won) 500)
                             ------------------------------- ---------------------------------------------------
                             After the       Capital         (Won) 81,609,703,500
                             Merger,
                                           ----------------- ---------------------------------------------------
                                             Share           163,219,407 common shares

                             ------------------------------- ---------------------------------------------------
                             Target Date                     Target Date of Merger is August 1, 2003.
                                                             But, it can be changed in accordance with the
                                                             procedure of merger.
                             ------------------------------- ---------------------------------------------------
                             Date of Decision                June 2, 2003
                             (by Board of Directors)
                             ------------------------------- ---------------------------------------------------
                             - Attendance of Independent     Yes: -                    No: -
                             Directors
                             ------------------------------- ---------------------------------------------------
                             - Attendance of Auditor         Yes

---------------------------- ------------------------------- ---------------------------------------------------
4. Other                                                     . There is any independent director in SK
                                                               Communications Corporation.
                                                             . Target Date of Shareholders' Meeting:
                                                               June 16, 2003
---------------------------- ------------------------------- ---------------------------------------------------

..  Summary of Objected Company of Merger

--------------------- --------------------- ------------------------ --------------------- ---------------------
    Company Name              CEO                   Capital          Total Issued Shares      Core Business
--------------------- --------------------- ------------------------ --------------------- ---------------------
Cyworld Inc.          Dong-Hyung Lee            (Won) 1,160,000,000        232,000 Shares  Community Portal
                      Sung-Chil Park                                                       Service
--------------------- --------------------- ------------------------ --------------------- ---------------------

The following tables set forth the summary of SK Communications Corporation's common shares.

-------------------- ------------------------------------- -------------------------------------------------
1. Subject           Company Name                          SK Communications Corporation
   Company
                     ------------------------------------- -------------------------------------------------
                     CEO                                   Jin-Woo Seo

                     ------------------------------------- -------------------------------------------------
                     Relation to the Company               Invested Company

                     ------------------------------------- -------------------------------------------------
                     Capital                               (Won) 75,224,258,000

                     ------------------------------------- -------------------------------------------------
                     Total Issued Share                    150,448,516 shares

                     ------------------------------------- -------------------------------------------------
                     Core Business                         Advertisement on the Internet,
                                                           Electronic Commerce, etc.
                     ------------------------------------- -------------------------------------------------
                     Locus                                 Choon-gu, Seoul, Republic of Korea

-------------------- ------------------------------------- -------------------------------------------------
2. Summary of        Amount of the Transaction                                          (Won) 4,512,215,400
   Sales             ------------------------------------- -------------------------------------------------
   Transaction       Target Amount of Shares                                        6,836,690 Common Shares
                     ------------------------------------- -------------------------------------------------
                     The Balance Shares After the                                                         -
                     Transaction
                     ------------------------------------- -------------------------------------------------
                     The Ratio After the Transaction                                                      -
                     ------------------------------------- -------------------------------------------------
                     Target Date                                                              June 16, 2003
---------------------------------------------------------- -------------------------------------------------
3. Purpose of                                                            To exercise the Appraisal Right of
   Transaction                                                                      Dissenting Shareholders
---------------------------------------------------------- -------------------------------------------------
4. Accumulated Amount of Sales Transaction                                              (Won) 4,512,215,400

---------------------------------------------------------- -------------------------------------------------
   -  Capital (as of December 31, 2002)                                                (Won) 12,463,750,000

---------------------------------------------------------- -------------------------------------------------
   -  Ratio to Capital                                                                                36.2%

---------------------------------------------------------- -------------------------------------------------
5. Date of Decision                                                                           June 12, 2003
   (by Board of Directors)
---------------------------------------------------------- -------------------------------------------------
   -- Attendance of Independent                                                                      Yes: 2
      Directors                                                                                       No: 1
---------------------------------------------------------- -------------------------------------------------
   -- Attendance of Auditor                                                                             Yes

---------------------------------------------------------- -------------------------------------------------
6. Corresponding to Fare Trade Rules                                                                    Yes

---------------------------------------------------------- -------------------------------------------------
7. Total Assets (As of December 31, 2002)                                             (Won) 210,725,404,921

---------------------------------------------------------- -------------------------------------------------
8. Others                                                  -   Counterpart: SK Communications Corporation
                                                           -   This is to exercise an appraisal right.
                                                           -   Exercise price at (Won) 660 per share
                                                           -   Target Date of Sales Transaction is the same
                                                               as Shareholders' Meeting Date of
                                                               SK Communications Corporation
---------------------------------------------------------- -------------------------------------------------

The following tables set forth a Cancellation of Stock option.

----------------------- ----------------------------------------------- ----------------------------------------
Stock option Granted    Number of person who granted stock option                                           105
                        ------------------------- --------------------- ----------------------------------------
                        Number of stock option    Common share                                        4,645,000
                        granted
                                                  --------------------- ----------------------------------------
                                                  Preferred share                                             -
----------------------- ----------------------------------------------- ----------------------------------------
Cancellation of stock   Cancellation Date                                                         June 12, 2003
option
                        ----------------------------------------------- ----------------------------------------
                        Decision Made by                                                     Board of directors
                        ----------------------------------------------- ----------------------------------------
                        Number of person                                                              6 persons
                        ----------------------------------------------- ----------------------------------------
                        Cancellation option       Common share                                          155,000
                                                  --------------------- ----------------------------------------
                                                  Preferred share                                             -
                        ----------------------------------------------- ----------------------------------------
                        Reason of cancellation                                            Voluntary resignation
                        ----------------------------------------------- ----------------------------------------
                        Aspects of Stock          Exercise Period                           From March 24, 2004
                        Cancellation                                                          To March 23, 2009
                                                  --------------------- ----------------------------------------
                                                  Exercise Price                            KRW 1,780 per share
----------------------- ----------------------------------------------------------------------------------------
Other                   Among this cancellation group, the 4th stock option is included, in a case of
                        Yun-Duk Lee, the exercise period of his stock option, 50,000 common shares, is from
                        March 22, 2005 to March 21, 2010 at an exercise price of (Won) 1,217 per share.
----------------------- ----------------------------------------------------------------------------------------

Description of stock option cancellation

----------------------------- --------------------------- -------------------------- ---------------------------
            Name               Relation to the company     Number of stock option             Remarks
                                                                  Cancelled
----------------------------- --------------------------- -------------------------- ---------------------------
Myong-Hyun Park                   Management of the                          50,000     The 2nd stock option
                                 Company's Affiliate
----------------------------- --------------------------- -------------------------- ---------------------------
Yun-Duk Lee                            Employee                              20,000              "

----------------------------- --------------------------- -------------------------- ---------------------------
Kum-Sung Park                             "                                  20,000              "

----------------------------- --------------------------- -------------------------- ---------------------------
Eui-Sung Hwang                            "                                   5,000              "

----------------------------- --------------------------- -------------------------- ---------------------------
Jong-Kyu Kim                              "                                   5,000              "

----------------------------- --------------------------- -------------------------- ---------------------------
Kee-Hyun Lee                              "                                   5,000              "

----------------------------- --------------------------- -------------------------- ---------------------------
Yun-Duk Lee                               "                                  50,000     The 4th stock option

----------------------------- --------------------------- -------------------------- ---------------------------
           Total                                                            155,000

----------------------------- --------------------------- -------------------------- ---------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2003

By /s/ MiRi Chung
   -------------------
Mi-Ri Chung

Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team